22004022

SSION

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SEC FILE NUMBER
8-52121

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC Mail Processing
FEB 28 2022
Washington, DC

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BURCH & COMPNAY, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4151 N MULBERRY DRIVE, SUITE 235
(No. and Street)

KANSAS CITY	MO	64116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JESSICA PASTORINO	816-842-4660	JBURCH@BURCHCO.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVID B LUNDGREN & CO.
(Name – if individual, state last, first, and middle name)

505 N MUR-LEN RD	OLATHE	KS	66062
(Address)	(City)	(State)	(Zip Code)

	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JESSICA B PASTORINO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BURCH & COMPANY, INC., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENIFER L BURCH
Notary Public - Notary Seal
Platte County - State of Missouri
Commission Number 12375281
My Commission Expires Aug 1, 2024

Signature:

Title: PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC 7 REPORT

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BURCH & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2021

BURCH & COMPANY, INC.

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Burch & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Burch & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Burch & Company, Inc. did not claim an exemption from 17 C.F.R. §240.15c3-3 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements and advisory services related to mergers and acquisitions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not have possession of any customer funds or securities in connection with their activities throughout the most recent fiscal year without exception.

Burch & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burch & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 related to paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas
February 25, 2022

BURCH & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash and cash equivalents	$ 909,090
Accounts receivable:	
Success, advisory, consulting and administrative fees	265,000
Officer and shareholder	31,603
Other	9,291
Prepaid expenses	53,000
Lease right-of-use asset	135,179
Property and equipment, net of accumulated depreciation of $31,005	-
Total assets	$ 1,403,163
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 125,086
Commissions and fees payable	252,249
Payroll liabilities	18,292
Accrued income taxes payable	30,019
Operating lease liability	135,385
Deferred income taxes	12,915
Total liabilities	573,946
Stockholder's equity:	
Common stock, $1 par value, 30,000 shares authorized, 1,000 issued and outstanding	1,000
Additional paid-in capital	38,946
Retained earnings	789,271
Total stockholder's equity	829,217
Total liabilities and stockholder's equity	$ 1,403,163

See the accompanying notes to financial statements.

BURCH & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES	
Merger and acquisition success fees	$ 36,382,228
Advisory and consulting fees	952,032
Administrative fees	487,521
Other	3,885
Total revenues	37,825,666
EXPENSES	
Commissions	35,719,349
Employee compensation and benefits	1,397,849
Professional services	115,453
Lease expense	29,134
Registration fees, insurance and bonding	231,540
Office expenses	64,554
Other administrative expenses	46,583
Total expenses	37,604,462
OTHER INCOME	
Debt extinguishment-forgiveness of PPP loans	166,020
Income before income taxes	387,224
INCOME TAXES	
Current expense	63,304
Deferred expense	191
Net income	$ 323,729

See the accompanying notes to financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Stockholder's equity, beginning of year	$ 1,000	$ 38,946	$ 465,542	$ 505,488
Net income	-	-	323,729	323,729
Stockholder's equity, end of year	$ 1,000	$ 38,946	$ 789,271	$ 829,217

See the accompanying notes to financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 323,729
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	994
Deferred tax expense	191
Interest added to advances	(1,905)
Noncash foregiveness of PPP loans	(166,020)
Noncash amortization of lease right-of-use asset	51,447
(Increase) decrease in current assets and increase (decrease) in current liabilities:	
Success, advisory, consulting and administrative fees receivable	(160,650)
Other receivables	(7)
Prepaid expenses	(122)
Accounts, commissions and fees payable	188,240
Payroll tax liabilities	4,119
Income taxes payable	(3,629)
Lease liability	(51,241)
Total adjustments	(138,583)
Net cash provided by operating activities	185,146
CASH FLOWS FROM INVESTING ACTIVITIES	
Officer and shareholder advances, net	5,872
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds of PPP loan	83,020
Increase in cash	274,038
Cash and cash equivalents, beginning of year	635,052
Cash and cash equivalents, end of year	$ 909,090
Supplemental Disclosures:	
Income taxes paid during the year	$ 67,538

See the accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is primarily involved in licensing of mergers and acquisition professionals to accommodate any securities related to middle market mergers and acquisition transactions.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies its contractual obligations by transferring control over goods or services to a customer.

Revenue from Contracts with Customers

Revenue from contracts with customers include merger and acquisition (M&A) success, advisory and consulting fees. The recognition and measurement of these revenues is based on the assessment of the individual contract terms. Judgment is required to determine whether contractual obligations are satisfied at a point in time or over time; how to allocate fees where multiple services are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Recognition of M&A Success, Advisory and Consulting Fees

The Company has contracts to provide M&A advisory, consulting and transaction-based services. The revenue from advisory and consulting services is recognized over time as the customer receives the benefit of the services as they are provided. Success fees are recognized at the point in time that the M&A transaction is completed, generally the closing date of the transaction.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue Recognition (continued)

Administrative Fee Revenue

The Company receives administrative fees under agreements with its independent contractor representatives for the use of its platforms and services. This revenue is recognized when billed in accordance with the terms of the agreements.

Success, Advisory, Administrative Fees Receivable, and Allowance for Credit Losses

The Company accounts for credit losses in accordance with Financial Accounting Standards Board (FASB) ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the recognition of expected credit losses upon the initial recognition of the asset in order to reflect the net amount expected to be collected.

For these receivables, the Company determines the allowance using historical loss experience, current conditions, and any reasonable and supportable forecasts that may affect the collectability of the remaining cash flows over the contractual term, which is generally of a short-term duration.

Based on the results of this determination, management will report the change in the amount of expected losses through a charge to earnings and a credit to the allowance. At December 31, 2021 it was determined that no allowance was necessary, and there was no allowance at December 31, 2020.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase. Cash equivalents at December 31, 2021 consist of cash in banks of $408,194 and a money market mutual fund of $500,896.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a three-level fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. Level 1 inputs are based on quoted prices in active markets for identical assets. The Company's $500,896 money market fund is valued at the closing price reported by the fund, is deemed actively traded and considered Level 1 in the hierarchy.

Income Taxes and Tax Positions

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the the deduction of certain prepaid expenses for tax purposes when paid and writing them off for book purposes over the period benefited.

The components of the deferred tax liability in the statement of financial condition as of December 31, 2021 relate to the following:

Temporary Difference		Related Statement of Financial Condition Account
Prepaid expenses	$12,915	Prepaid expenses

The current provision consists of $51,134 of federal and $12,170 of state and local taxes due on current year taxable income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes and Tax Positions (continued)

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2021, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2021, the tax returns for the years 2018 to 2020 are subject to examination.

Property and Depreciation

Property and equipment at December 31, 2021 consists of the following and is depreciated using the straight-line method over the following lives:

	Balance	Lives
Office furniture and computer equipment	$ 31,005	5 – 10 years
Less accumulated depreciation	(31,005)	
	$ 0	

Depreciation expense was $994 in 2021.

Concentrations-Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions which maintain FDIC insurance for deposits up to $250,000. At December 31, 2021, the Company had deposits in excess of FDIC insurance of $172,895.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Operating Leases

The Company recognizes and measures its operating leases in accordance with FASB ASU 2016-02, Leases (Topic 842). For leases with an initial term of over twelve months, Topic 842 requires the recognition of lease right-of-use (ROU) assets and lease liabilities when a determination is made at inception of the contract that the arrangement is a lease. ROU assets represent the Company's right to use the underlying asset for the lease term and the lease liabilities represent the obligation to make the lease payments and are recognized at the commencement date based on the present value of the future lease payments over the lease term, which includes options to renew if it is reasonably certain they will be exercised, using the Company's incremental borrowing rate as the implicit rate in the lease is not known. Lease cost is recognized on a straight-line basis over the lease term.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2021, the Company had net capital of $725,468, which was $697,078 in excess of its required net capital of $28,390. The percentage of aggregate indebtedness to net capital was 58.70%.

NOTE 3 – RELATED PARTY TRANSACTIONS

Officer and Shareholder Receivables

During 2021, the Company made advances of $259 to an officer and $16,618 to a shareholder under 3.5% demand notes. Repayments on the shareholder note were $22,748, and the balances outstanding at December 31, 2021 were $7,053 on the officer note and $24,550 on the shareholder note.

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

M&A Securities Group, Inc.

During the year, the Company engaged in various transactions with M&A Securities Group, Inc., a related entity. These transactions included the receipt of $56,000 of business development fees in accordance with the terms of a recruiting and consulting fee agreement, $74,000 for shared compliance services, and $30,000 for the use of office space.

NOTE 4 – LEASES

The Company's lease for its office space had an initial lease term that ran from August 1, 2015 to July 31, 2020, and was renewed in 2020 to July 31, 2021. During 2021, the lease was amended to extend the term to July 31, 2024 and contains no renewal options. Payments due under the lease include fixed payments and variable payments for the Company's proportionate share of property taxes, insurance, and common area maintenance. The variable payments are not included in the amounts used to determine the lease liability and are recognized as costs when incurred. The incremental borrowing rate used to determine the present value of the lease payments is 3.5%.

The Company also renewed a twelve-month agreement for other office space in 2021 at a monthly rental of $550 that runs from December 1, 2021 to November 30, 2022.

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost	$54,629
Variable lease cost	(1,545)
Short-term lease cost	6,050
Total lease cost	$59,134

Supplemental cash flow information as of December 31, 2021 is as follows:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	$54,423
ROU assets obtained in exchange for lease obligations:	
Operating leases	$155,402

The 2021 lease expense is reported net of the $30,000 reimbursed by M&A Securities Group, Inc., who is a guarantor of the lease.

NOTE 4 – LEASES (CONTINUED)

The maturities of the lease liabilities under the office lease are as follows:

2022	$ 55,618
2023	56,113
2024	32,901
Total undiscounted lease payments	144,632
Less imputed interest	(9,247)
Operating lease liability	$ 135,385

NOTE 5 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Pension expense for the year ended December 31, 2021 was $77,485.

NOTE 6 – PPP LOANS

In 2021 the Company received a 1% loan in the amount of $83,020 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan was subject to a note dated January 23, 2021 that could be forgiven to the extent the proceeds of the loan are used for eligible expenditures such as payroll and other expenses as described in the CARES Act. In 2020, the Company also received an $83,000 PPP loan dated May 2, 2020. As a result of incurring eligible expenditures in accordance with CARES Act, the 2020 loan was forgiven on March 16, 2021, and the 2021 loan was forgiven on September 2, 2021. The Company elected to account for these loans as debt when received, therefore the resulting forgiveness is reflected in the statement of income as other income from debt extinguishment.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2022, the date which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2021

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ 829,217
Deferred tax liability	12,915
Non-allowable assets	(106,646)
Net capital before haircuts on security positions	735,486
Haircuts on security positions:	
Exempt securities, money market mutual fund at 2% of $500,896	(10,018)
Net capital	725,468
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	(28,390)
Excess net capital	$ 697,078
Aggregate indebtedness:	
Total liabilities	$ 573,946
Less deferred taxes	(12,915)
Less lease liability to the extent of the lease asset	(135,179)
Aggregate indebtedness	$ 425,852
Percentage of aggregate indebtedness to net capital	58.70%

II. Determination of Reserve Requirements and Information Related to the Possession or Control Requirements under SEA Rule 15c3-3

The Company has no reserve requirement or possession or control obligations under SEA Rule 15c3-3 as its business is limited to private placements and advisory services related to mergers and acquisitions and operates in reliance on footnote 74 to SEC Release 34-70073.

III. Reconciliation Pursuant to SEC Rule 17a-5(d)(2)

There are no material differences between the computation of net capital above and the Company's computation as reported in its unaudited FOCUS Report Form X-17A-5 Part IIA as of December 31, 2021. Therefore, no reconciliation is required.

Burch & Co. Inc.

EXEMPTION REPORT

During fiscal year 2021 to the best of my knowledge and belief, Burch & Company, Inc. ("Burch") did not hold funds or safe keep customer securities.

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements and advisory services related to mergers and acquisitions.

Burch & Company Inc., therefore, operated in reliance on footnote 74 to SEC Release 34-70073 and confirms the following:

1. Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4
2. Did not carry accounts of or for customers
3. Did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3

Jessica B. Pastorino

President

4151 N. Mulberry Drive, Suite 235 • Kansas City, MO 64116
Telephone 816-842-4660 • Fax 816-842-4662 • www.burchco.com

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Burch & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Burch & Company, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Burch & Company, Inc.'s management. Our responsibility is to express an opinion on Burch & Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Burch & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Burch & Company, Inc.'s financial statements. The supplemental information is the responsibility of Burch & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Burch & Company, Inc.'s auditor since 2016.

Olathe, Kansas
February 25, 2022

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Burch & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Burch & Company, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas
February 25, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52121 FINRA DEC
BURCH & COMPANY, INC.
4151 N MULBERRY DRIVE, SUITE 252
KANSAS CITY, MO 64116-4442

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JENIFER BURCH 816-842-4660

2. A. General Assessment (item 2e from page 2) $ 56,463

B. Less payment made with SIPC-6 filed (**exclude interest**) (25,415)

6/30/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 31,048

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ ______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BURCH & COMPANY, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 23 day of FEB, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 38,069,795
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Ins + Reimbursed Expenses (Deductions in excess of $100,000 require documentation)	427,629
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 37,642,166
2e. General Assessment @ .0015	$ 56,463

(to page 1, line 2.A.)